# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jinxin Technology Holding Co, CIK 0001967631
CUSIP: 47760D102
Title of class of securities: Ordinary Shares, par value US$0.00001428571428 per share
Address of issuer's principal executive offices: SHENGYIN BUILDING, SHENGXIA ROAD 666, BUILDING D, FLOOR 8, PUDONG DISTRICT, SHANGHAI, China (F4), 201203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001611011

## Reporting persons
- China Broadband Capital Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: 161,060,102 shares, all of which are directly owned by China Broadband Capital Partners III, L.P. ("CBCIII"), except that CBC Partners III, L.P. ("Partners III"), the general partner of CBCIII, CBC Ultimate Partners III Ltd. ("GP Ltd"), the general partner of Partners III, Info Expert Services Limited ("Services Ltd"), the sole shareholder of GP Ltd, Wisdom Ascend Ventures Limited ("Ventures Ltd"), the sole shareholder of Services Ltd, and Suning Tian ("Tian"), the sole shareholder of Ventures Ltd, may be deemed to have sole voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 1,152,740,747 shares of the Issuer's ordinary shares outstanding after the Issuer's initial public offering, (excluding the underwriters' option to purchase up to an aggregate of 15% additional ADSs), as reported in the Issuer's prospectus on Form 424(b)(4) and filed with the Securities and Exchange Commission ("Commission") on December 6, 2024 (the "Prospectus").
- CBC Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: 161,060,102 shares, all of which are directly owned by CBCIII, except that Partners III, GP Ltd, Services Ltd, Ventures Ltd and Tian may be deemed to have sole voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 1,152,740,747 shares of the Issuer's ordinary shares outstanding after the Issuer's initial public offering, as reported in the Prospectus.
- CBC Ultimate Partners III Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: 161,060,102 shares, all of which are directly owned by CBCIII, except that Partners III, GP Ltd, Services Ltd, Ventures Ltd and Tian may be deemed to have sole voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 1,152,740,747 shares of the Issuer's ordinary shares outstanding after the Issuer's initial public offering, as reported in the Prospectus.
- Info Expert Services Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: 161,060,102 shares, all of which are directly owned by CBCIII, except that Partners III, GP Ltd, Services Ltd, Ventures Ltd and Tian may be deemed to have sole voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 1,152,740,747 shares of the Issuer's ordinary shares outstanding after the Issuer's initial public offering, as reported in the Prospectus.
- Wisdom Ascend Ventures Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: 161,060,102 shares, all of which are directly owned by CBCIII, except that Partners III, GP Ltd, Services Ltd, Ventures Ltd and Tian may be deemed to have sole voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 1,152,740,747 shares of the Issuer's ordinary shares outstanding after the Issuer's initial public offering, as reported in the Prospectus.
- Suning Tian: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: 161,060,102 shares, all of which are directly owned by CBCIII, except that Partners III, GP Ltd, Services Ltd, Ventures Ltd and Tian may be deemed to have sole voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 1,152,740,747 shares of the Issuer's ordinary shares outstanding after the Issuer's initial public offering, as reported in the Prospectus.

## Item 1. Issuer
Name of issuer: Jinxin Technology Holding Co
Address of issuer's principal executive offices: SHENGYIN BUILDING, SHENGXIA ROAD 666, BUILDING D, FLOOR 8, PUDONG DISTRICT, SHANGHAI, F4, 201203

## Item 2. Person Filing
Name of person filing: This Statement is being filed by (i) China Broadband Capital Partners III, L.P. ("CBCIII"), (ii) CBC Partners III, L.P. ("Partners III"), (iii) CBC Ultimate Partners III Ltd. ("GP Ltd"), (iv) Info Expert Services Limited ("Services Ltd") and (v) Wisdom Ascend Ventures Limited ("Ventures Ltd" and together with CBCIII, Partners III, GP Ltd and Services Ltd, the "Reporting Entities"); and Suning Tian ("Tian") (the "Reporting Individual"). The Reporting Entities and the Reporting Individual are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address of the principal business office of each Reporting Entity is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

The address of Tian is Room 4902B, 49/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
Citizenship: Each of CBCIII and Partners III is an exempted limited partnership organized under the laws of the Cayman Islands. GP Ltd is an exempted company organized under the laws of the Cayman Islands. Each of Services Ltd and Ventures Ltd is a limited company organized under the laws of the British Virgin Islands. Tian is a citizen of the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of each of CBCIII and Partners III and the relevant agreement of each of GP Ltd, Services Ltd and Ventures Ltd, the general and limited partners or shareholders or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or shareholder or director, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement.

## Signatures
- China Broadband Capital Partners III, L.P.: /s/ Suning Tian, Suning Tian, Director of the Ultimate General Partner (02/14/2025)
- CBC Partners III, L.P.: /s/ Suning Tian, Suning Tian, Director of the General Partner (02/14/2025)
- CBC Ultimate Partners III Ltd.: /s/ Suning Tian, Suning Tian, Director (02/14/2025)
- Info Expert Services Limited: /s/ Suning Tian, Suning Tian, Director (02/14/2025)
- Wisdom Ascend Ventures Limited: /s/ Suning Tian, Suning Tian, Director (02/14/2025)
- Suning Tian: /s/ Suning Tian, Suning Tian (02/14/2025)